

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 21, 2017

Via E-mail
David J. Antoniuk
Senior Vice President and Chief Financial Officer
The Manitowoc Company, Inc.
2400 South 44th Street
Manitowoc, Wisconsin 54220

Re: **The Manitowoc Company, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-11978

Dear Mr. Antoniuk:

We have reviewed your June 7, 2017 and June 12, 2017 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Segments, page 82

1. Provide us with the CODM reporting package and the Board of Directors package as of December 31, 2016 and March 31, 2017.

2. In the monthly meeting between the CODM and the Chief Financial Officer, tell us how the CODM uses the product line information and whether any financial information other than revenues, orders, and backlog is discussed on a product line basis.

3. Tell us the process and personnel involved in drafting, setting, and approving the budget for Tower Cranes and Mobile Cranes and reviewing the results of these components.

4. Summarize for us the contents of the budget that is approved by the Board of Directors, Chief Executive Officer, and Chief Financial Officer, including the approval process for the budgets related to your two components.

5. Tell us the operating metrics underlying the determination of annual incentives for the executive vice presidents of Mobile Cranes and Tower Cranes. Tell us how the metrics are set and by whom and discuss the CODM's involvement. Explain how the Chief Financial Officer assesses and monitors the metrics.

6. Tell us the purpose of the meetings between the CODM and the executive vice presidents of Mobile Cranes and Tower Cranes. Describe to us the matters typically discussed at those meetings.

7. Noting that the executive vice presidents are responsible for the operations, research & development, and engineering for their respective product lines, describe the level of authority of each executive vice president over the costs of their product lines, including whether they are responsible for differences between actual and budgeted costs and with whom they discuss these deviations. To the extent that a change related to costs within the products lines is required, tell us who identifies the need for a change and how that change is implemented.

8. Tell us your reasons for concluding that your two components have similar economic characteristics and should be aggregated under ASC 350-20-35-35. Refer to ASC 350-20-55-6 through 55-8.

    You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery